Exhibit 33 e)

ASSESSMENT OF COMPLIANCE

Re: First Franklin Mortgage Loan Trust Mortgage Pass-Through Certificates Series 2006-FF12

I, D. Keith Gettmann, a duly elected and acting officer of OfficeTiger Global Real Estate Services Inc (the “Credit Risk Manager”), certify pursuant to Section 9.25(a) of the Trust Agreement to the Depositor, with respect to the calendar year immediately preceding the date of this Certificate (the “Relevant Year”), as follows:

1.   I am responsible for assessing compliance with the Relevant Servicing Criteria applicable to the Credit Risk Manager during the Relevant Year. The Relevant Servicing Criteria applicable to the Credit Risk Manager are contained in item 1122(d)(3)(i) of Regulation AB. For purposes of this assessment, I have used the Servicing Criteria as set forth in item 1122(d)(3)(i) of Regulation AB to assess compliance with the Relevant Servicing Criteria.

2.   Based on my knowledge, the Credit Risk Manager was, in all material respects, in compliance with the Relevant Servicing Criteria applicable to the Credit Risk Manager during the Relevant Year, and there were no material instances of noncompliance with respect thereto. This assessment is based on the activities the Credit Risk Manager performs with respect to asset-backed securities transactions taken as a whole involving the Credit Risk Manager, that are backed by the same asset type as the related Mortgage Loans.

3.   A registered public accounting firm has issued an attestation report on the assessment of compliance for the period consisting of the Relevant Year.

Capitalized terms used but not defined herein have the meanings ascribed to them in the related Trust Agreement.

OFFICETIGER GLOBAL REAL ESTATE SERVICES INC.

(as Credit Risk Manager)

By: /s/ D. Keith Gettmann
D. Keith Gettmann
Senior Vice President
July 19, 2007